Exhibit 99.1

Pulsenmore Expands into Fertility Care: Completes CE European Registration of Home Ultrasound System for Follicular Monitoring

The Pulsenmore FC system is designed to enable women undergoing IVF and fertility preservation treatments to self-perform ultrasound scans from home.

This registration marks the Company’s second product authorized in Europe and its first expansion beyond prenatal care into the broader women’s health market.

OMER, Israel, September 8, 2026 - Pulsenmore Ltd. (NASDAQ and TASE: PLSM), a healthcare technology company developing self-use ultrasound solutions for remote care, today announced that it has completed the CE European registration process for Pulsenmore FC, its home ultrasound system for monitoring follicular development and endometrial thickness during IVF and fertility preservation treatments.

Completion of the registration process under the European Medical Device Regulation (MDR) marks an important milestone in Pulsenmore’s strategy to expand its home ultrasound platform into additional applications across women’s health. Having established its activities in prenatal monitoring, the Company is now extending its platform into fertility care, where repeated ultrasound examinations are a central component of treatment management.

According to data from the European Society of Human Reproduction and Embryology (ESHRE), more than 1.15 million assisted reproduction treatment cycles were reported across Europe in 2023. More than half of these involved treatments requiring ovarian stimulation, including IVF, ICSI and fertility preservation, where repeated ultrasound scans are used to monitor follicular development and help guide treatment decisions. This monitoring can require women to make frequent clinic visits, often within a relatively short period of time.

Pulsenmore FC is designed to enable part of this monitoring to take place in the patient’s home. The system includes an ultrasound transducer for self-use and a dedicated application, aiming to enable women to perform scans at home with remote guidance from physicians or ultrasound professionals, as part of a care pathway managed by the fertility team. For patients, performing part of the ultrasound monitoring at home can reduce the need for repeated clinic visits and allow them to better maintain their work, family and daily routines during an intensive course of treatment, while performing a private examination in the privacy of their own home. For fertility clinics, shifting part of the monitoring outside the clinic may support more efficient use of clinical staff and examination rooms, reduce workload and free up capacity to care for additional patients.

In a clinical study conducted at Rabin Medical Center among women undergoing IVF or fertility preservation, a high level of agreement was demonstrated between home ultrasound scans and in-clinic ultrasound examinations. High levels of satisfaction were also reported among both patients and clinical staff. The study was published in the peer-reviewed Journal of Medical Internet Research (JMIR), which focuses on digital health.

In Israel, the system has received approval from the Ministry of Health. In January 2026, Pulsenmore signed a commercial agreement with Clalit Health Services to establish a service based on Pulsenmore FC through Clalit NEXT and Beilinson Medical Center. Registration of the system under the European MDR now enables the Company to market and sell Pulsenmore FC across European markets.

Dr. Elazar Sonnenschein, Founder and CEO of Pulsenmore:

“The European registration of our second product represents an important milestone in Pulsenmore’s evolution from a single-product company toward a broader home ultrasound platform for women’s health. We began with prenatal monitoring and are now expanding our technology into fertility care, where women undergo intensive monitoring and repeated examinations. Our goal is to enable parts of care to move into the patient’s home, while the medical team continues to manage the treatment and make the clinical decisions.”

The registration provides Pulsenmore with the opportunity to work with fertility centers and healthcare systems across Europe and expands the company’s portfolio to two home ultrasound solutions addressing different stages of the women’s health journey.

About Pulsenmore

Pulsenmore Ltd. (Nasdaq/TASE: PLSM) is a healthcare technology company developing self-use ultrasound solutions that enable patients to perform clinically guided ultrasound scans from home. The Company’s technology is designed to extend ultrasound beyond the traditional clinical setting, supporting new models of care across women’s health, including pregnancy monitoring and fertility care.

Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to successfully commercialize Pulsenmore FC, obtain market acceptance of its products, enter into and maintain commercial relationships with healthcare providers and fertility centers, or obtain and maintain required regulatory approvals or registrations in additional jurisdictions.

Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F, filed with the SEC on March 30, 2026. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com